
April 10, 2024

J. Michael Daniel
Senior Vice President and Chief Financial Officer
Bassett Furniture Industries Inc.
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re: Bassett Furniture Industries Inc.**
> **Form 10-K for the Fiscal Year Ended November 25, 2023**
> **Filed January 25, 2024**
> **File No. 000-00209**

Dear J. Michael Daniel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 25, 2023

19. Segment Information, page 58

1. We note your disclosures regarding your new reportable segment "Corporate and other" on pages 3, 14, and 58 which includes other business activities that you aggregate with your other insignificant operating segment. We further note your disclosure that Noa Home does not meet the requirements to be a separate reportable segment. Please tell us how you concluded these corporate business activities are a reportable segment under ASC 280-10-50-1 and that also qualifies for aggregation. Additionally, refer to the guidance in ASC 280-10-55-3 and 4.

2. We note your reconciliation of income (loss) from continuing operations to consolidated income (loss) from operations. Please revise to reconcile the total of the reportable segments' measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations. Refer to ASC 280-10-50-30b and ASC 280-10-55-49.

General

3.   We note your 2023 Annual Report to Security Holders filed on February 5, 2024. We further note your disclosures of several non-GAAP financial measures including adjusted income from operations, adjusted net income, and adjusted diluted income per share. Please revise in future filings to comply with all non-GAAP rules, including, but not limited to, a reconciliation to the most directly comparable GAAP measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing